[Letterhead of Jumia Technologies AG]

August 25, 2023

Via EDGAR

Securities and Exchange Commission,

Division of Corporation Finance,

100 F. Street, N.E.,

Washington, D.C. 20549.

Attention: Cara Wirth, Division of Corporation Finance, Office of Trade & Services

Re:	Jumia Technologies AG

Registration Statement on Form F-3

Filed August 15, 2023

File No. 333-274004

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Jumia Technologies AG (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form F-3, file number 333-274004 (the “Registration Statement”) be accelerated so that the Registration Statement will become effective at 5:00 PM (EDT), on August 29, 2023, or as soon as practicable thereafter.

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform Krystian Czerniecki (+49 69 4272 5525) at Sullivan & Cromwell LLP.

Very truly yours,

Jumia Technologies AG

By:	/s/ Francis Dufay
	Name:	Francis Dufay
	Title:	Chief Executive Officer and Member of the Management Board

By:	/s/ Antoine Maillet-Mezeray
	Name:	Antoine Maillet-Mezeray
	Title:	Executive Vice President, Finance & Operations and Member of the Management Board

cc:	Krystian Czerniecki

(Sullivan & Cromwell LLP)